EXCLUSIVE APPAREL, INC.
8860 Greenlawn Street
Riverside, CA 92508

October 13, 2009

VIA FACSIMILE (703) 813-6963

Blaise A. Rhodes
Staff Accountant
Office of Beverages, Apparel and Health Care Services
Securities and Exchange Commission
Division of Corporate Finance
CF/AD 9
100 F Street N.E.
Washington D.C. 20549

Re:          Exclusive Apparel, Inc. (“Company”)
8-K file October 6, 2009
Reference Number: 000-53675

Dear Mr. Rhodes:

This letter is in response to your letter dated October 8, 2009.

1.            The Company has revised the Form 8-K filed on October 6, 2009 to disclose the information required by Item 304 of Regulation S-K.  EFP Rotenberg LLP (“EFP”) is registered with the PCAOB.  At the time that the SEC checked, the PCAOB web site had not been updated.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I have also attached, for your review, a copy of the 8K/A.

If you have any question, please contact me.

Very truly yours,

EXCLUSIVE APPAREL, INC.

/s/ Georgette Mathers

Georgette Mathers
Chief Executive Officer
GM
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